August 11, 2005

Michael Moran

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: SEC Comment Letter Dated July 13, 2005 (File No. 000-23827)

Dear Mr. Moran:

We have reviewed the comments included in your letter dated July 13, 2005, regarding the Form 10-K for the Year Ended December 31, 2004 and the Form 10-Q for the Quarterly Period Ended March 31, 2005, each filed by PC Connection, Inc. (the “Company”). To facilitate your review of the Company’s response, your numbered comment precedes each response.

Form 10-K for the year Ended December 31, 2004

Controls and Procedures, page 36

Comment:

1.	We note your officers concluded that your disclosure controls and procedures were “…in the reasonable assurance level.” We further noted your statement that “controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives…” Please tell us and revise future filings to state, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by the report. Reference is made to Item 307 of Regulation S-K. See also Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC. Release No. 33-8238.

PC Connection Response:

The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and the Company’s principal executive officer and principal financial officer concluded that its disclosure controls and procedures were effective at the

Michael Moran

Branch Chief, Division of Corporation Finance

August 11, 2005

reasonable assurance levels as of December 31, 2004 and as of March 31, 2005. In future filings, the Company will state (unless not true, in which case other disclosure would be made in accordance with applicable rules) that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that its principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by the report.

If the text remains the same as in the Company’s Form 10-K for the year ended December 31, 2004, the Company will add the following sentence at the end of the first paragraph under Item 9A: “Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives as described above.” Additionally, in the second paragraph the Company will insert the words “effective at” in place of the word “in” so that the sentence will read as follows: “Based on this evaluation, our Chief Executive Officer and Interim Chief Financial Officer concluded that, as of December 31, 20XX, our disclosure controls and procedures were effective at the reasonable assurance level.”

In future 10-Q filings, beginning with the period ended June 30, 2005, if the text remains the same as in the Company’s Form 10-Q for the quarter ended March 31, 2005, the Company will insert the following sentence in the first paragraph under Item 4, just before the last sentence in that paragraph: “Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives as described above.” The last sentence of that paragraph in the Company’s 10-Q filing for the period ended March 31, 2005, and in future filings utilizing similar text, contains or will contain the conclusions of its chief executive officer and interim chief financial officer that the Company’s disclosure controls and procedures were effective at the reasonable assurance level. That disclosure in future filings will read the same as the disclosure in the 10-K, stating that the Company’s disclosure controls and procedures “were effective at the reasonable assurance level.”

Financial Statements

Note 1, Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-8

Comment:

2.	We note from your disclosure on page 8 that a confirmation of shipment from manufacturers and/or distribution companies is received prior to recording revenue. Please reconcile that disclosure where you state that delivery is deemed to have occurred at the point in time when the product is received by the customer. Clarify whether revenue is recognized upon shipment of the product to the customer as indicated on page 8 or when delivered. Please show us what your disclosure will look like revised.

Michael Moran

Branch Chief, Division of Corporation Finance

August 11, 2005

PC Connection Response:

The Company consistently recognizes revenue on all shipments, including drop shipments, upon delivery to the customer. Sales transactions are recorded initially upon shipment; however, at the end of each financial reporting period, shipments occurring during the last five working days of the period are reviewed for deferral pursuant to SAB 101. Larger shipments are tracked to determine actual delivery dates. Other shipments are analyzed based on shipping date and origin, destination, method of transportation, carrier and class of service, and expected delivery dates are determined based on performance statistics obtained from carriers. Larger shipments whose actual delivery occurred after the end of the reporting period, and that portion of the other shipments whose delivery is expected to occur after the end of the reporting period, are identified, and the revenue and gross profit from those transactions are deferred accordingly.

The Company will modify its disclosures in future 10-K filings by, including language substantially similar to that in the third sentence of the second paragraph under “DISTRIBUTION”, but striking the phrase “recording revenue” and inserting “initial recording of the transaction”. The Company will add the following sentence immediately thereafter: “At the end of each financial reporting period, revenue is adjusted pursuant to SAB 101 to reflect the anticipated receipt of products by the customers in the period.”

Comment:

3.	Please tell us if the agency sales transactions recorded on a net sales basis represent the drop shipments discussed on page 8. If so, please clarify this fact in your policy disclosure in future filings indicating how you record revenue for drop ship arrangements. Further, please address whether you receive payments in advance of shipments, when the title and significant risks and rewards of ownership pass to the buyer and the form of affirmative acceptance necessary for you to recognize revenues.

PC Connection Response:

The agency sales transactions discussed in the Revenue Recognition section on page F-9 do not represent the drop shipment transactions discussed on page 8. As explained on page F-9, agency transactions represent direct sales transactions between the manufacturer and the Company’s customer, which the Company has assisted as a sales representative. All risks and rewards of ownership are with the manufacturer until passed on to the customer, and the manufacturer assumes all credit risks. The Company receives an agency fee for facilitating the transaction and records as revenue only the fee to be received; however, it does not record such revenue until it receives notification from the manufacturer that the transaction has been completed.

The drop shipments discussed on page 8 represent sales transactions between the Company and its customers, and the Company takes title and inventory risks of ownership until the product is delivered to the customer and then assumes all credit risk. Consistent with these terms, the

Michael Moran

Branch Chief, Division of Corporation Finance

August 11, 2005

Company recognizes as revenue the full amount billed to the Company’s customer. Please refer to item 2 above for the Company’s proposed changes in disclosures relating to drop shipment transactions.

Comment:

4.	Please include a policy note in future filings discussing expenses classified within cost of sales specifically as it relates to your inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network. Where you currently exclude a portion of these costs from cost of sales:

•	Disclose the amount and line item they are presented for each period presented, and

•	Disclose in Management’s Discussion and Analysis, that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expenses.

PC Connection Response:

The Company will include the following policy note, following “Revenue Recognition” (which appeared on page F-9 in its 10-K filing for December 31, 2004, and on page 7 in its 10-Q filing for March 31, 2005), relating to the classification of certain expenses relating to inbound freight and distribution costs:

“Cost of Sales and Certain Other Costs

Cost of sales includes the invoice cost of the product, packaging, inbound and outbound freight, and provisions for inventory obsolescence, adjusted for discounts, rebates and other vendor consideration adjustments, including those pursuant to EITF 02-16. Direct operating expenses relating to our purchasing function and receiving, inspection, internal transfer, warehousing, packing and shipping, and other expenses of our distribution center are included in selling, general, and administrative expenses.”

The Company also will include the above paragraph in the Management’s Discussion and Analysis section of its future filings and add the following sentence to the paragraph: “Accordingly, our gross margins may not be comparable to those of other entities who include all of the costs related to their distribution network in cost of goods sold.”

The Company will disclose the amount of such purchasing and distribution center costs included in selling, general and administrative expenses in future filings. Such amounts include only personnel and other direct costs of the related functions, including the facilities costs relating to

Michael Moran

Branch Chief, Division of Corporation Finance

August 11, 2005

the distribution center. They do not include any allocations of other support functions or general overhead. The amounts of such costs that would have been disclosed in the Company’s most recent 10-K and 10-Q filings are as follows (in thousands of dollars):

10-K Filing
Year ended December 31, 2004	$8,684
Year ended December 31, 2003	9,112
Year ended December 31, 2002	8,645

10-Q Filing
Three Months ended March 31, 2005	$2,045
Three Months ended March 31, 2004	2,184

Comment:

5.	We note that you receive reimbursements from some vendors based upon the volume of purchases or sales of the vendors’ products. Please tell us and disclose in future filings whether you recognize the reimbursements as the milestones are achieved or if you accrue the reimbursements. If you apply the accrual method, please explain to us the factors you considered in determining the reimbursements are probable and reasonably estimable.

PC Connection Response:

With respect to all programs, including semi-annual programs and calendar and fiscal quarter programs, the Company recognizes reimbursements only as the respective milestones are met, in accordance with EITF 02-16. Currently, the vast majority of the Company’s vendor programs are set on a calendar quarter basis and, accordingly, the Company can determine the extent to which it has met the criteria for receiving the vendor reimbursements and can calculate the amounts earned under these programs in the financial reporting period.

The Company will add the following sentence to the policy note relating to Vendor Allowances (which appeared on page F-9 in the 10-K filing for December 31, 2004): “Allowances from product rebates that require certain volumes of product sales or purchases are recorded only after the related milestones are met.”

Note 11, Income Taxes, page F-19

Comment:

6.	Please tell us and disclose in future filings the amount of the adjustment made to the accrual for tax contingencies for each period presented.

Michael Moran

Branch Chief, Division of Corporation Finance

August 11, 2005

PC Connection Response:

The amount of adjustments made to the Company’s accrual for tax contingencies for each period presented in its most recent 10-K and 10-Q filings are as follows (in thousands of dollars):

Increase(decrease)
10-K Filing
Year ended December 31, 2004	$(217)
Year ended December 31, 2003	143
Year ended December 31, 2002	48

10-Q Filing
Three Months ended March 31, 2005	$(14)
Three Months ended March 31, 2004	124

The Company will disclose the changes in its accrual for tax contingencies for each period presented in future 10-K and 10-Q filings.

Comment:

General

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the company’s filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Michael Moran

Branch Chief, Division of Corporation Finance

August 11, 2005

PC Connection Response:

PC Connection acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the company’s filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the Division of Enforcement has access to all information the Company provides to the staff of the Division of Corporation Finance in the staff’s review of the Company’s filing or in response to the staff’s comment on the Company’s filing.

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Please direct any additional questions or comments to Jack Ferguson at (603) 683-2156 (fax number (603) 683-2283), or Kenneth A. Grady at (603) 683-2696 (fax number (603) 423-2041).

Sincerely,

/s/ Jack Ferguson

Jack Ferguson

Treasurer and Interim Chief Financial Officer

/s/ Kenneth A. Grady, Esq.

Kenneth A. Grady, Esq.

Vice President, General Counsel and Secretary